File No.82-5139

CYBIRD

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ANNUAL REPORT FY2006

CYBIRD Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the Years Ended March 31, 2006 and 2005, and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CYBIRD Co., Ltd.:

We have audited the accompanying consolidated balance sheets of CYBIRD Co., Ltd. (the "Company") and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CYBIRD Co., Ltd. and subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 17.B to the consolidated financial statements, the Company and JIMOS CO., LTD. ("JIMOS") will fully integrate their businesses in October 2006. Under the plan, a holding company will be established as a parent company of the Company and JIMOS.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

June 29, 2006

CYBIRD Co., Ltd. and Subsidiaries

Consolidated Balance Sheets
March 31, 2006 and 2005

ASSETS	Thousands of Yen 2006	Thousands of Yen 2005	Thousands of U.S. Dollars (Note 1) 2006
CURRENT ASSETS:			
Cash and cash equivalents	¥ 1,946,363	¥ 3,253,984	$ 16,495
Marketable securities (Note 3)	241,336		2,045
Receivables:			
Trade accounts	4,051,301	3,341,895	34,333
Other	109,169	26,532	925
Allowance for doubtful receivables	(29,906)	(33,144)	(253)
Inventories (Note 4)	23,200	62,733	197
Deferred tax assets (Note 9)	95,697	165,157	811
Prepaid expenses and other current assets	341,642	382,438	2,894
Total current assets	6,778,802	7,199,595	57,447
PROPERTY AND EQUIPMENT:			
Leasehold improvements	241,491	249,722	2,047
Furniture and fixtures	322,768	220,975	2,735
Total	564,259	470,697	4,782
Accumulated depreciation	(250,019)	(179,581)	(2,119)
Net property and equipment	314,240	291,116	2,663
INVESTMENTS AND OTHER ASSETS:			
Investment in associated companies	3,113,196	161,412	26,383
Investment securities (Note 3)	317,115	2,519,445	2,687
Goodwill on purchase of specific business	6,157,484		52,182
Software	844,446	907,642	7,156
Lease deposits	451,595	374,770	3,827
Deferred tax assets (Note 9)	687,814	220,337	5,829
Other assets	292,795	395,904	2,482
Allowance for doubtful receivables		(3,202)	
Total investments and other assets	11,864,445	4,576,308	100,546
TOTAL	¥18,957,487	¥12,067,019	$160,656

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2006	Thousands of Yen 2005	Thousands of U.S. Dollars (Note 1) 2006
CURRENT LIABILITIES:			
Short-term borrowings (Note 5)	¥ 140,006	¥ 144,000	$ 1,186
Current portion of long-term debt (Note 5)	154,741	127,332	1,311
Payables:			
Trade accounts	1,597,519	1,289,920	13,538
Other	2,870,722	541,293	24,328
Income taxes payable	295,157	874,906	2,501
Consumption taxes payable	40,774	45,422	346
Accrued bonuses	63,971	142,816	542
Accrued expenses and other current liabilities	131,333	108,283	1,114
Total current liabilities	5,294,223	3,273,972	44,866
LONG-TERM LIABILITIES:			
Long-term debt (Note 5)	491,714	155,874	4,167
Liability for employees' retirement benefits (Note 2.l)	22,328	32,291	189
Other	1,512		13
Total long-term liabilities	515,554	188,165	4,369
MINORITY INTERESTS	723,331	506,632	6,130
SHAREHOLDERS' EQUITY (Notes 6 and 7):			
Common stock—authorized, 799,988 shares; issued, 230,767 shares in 2006 and 206,247 shares in 2005	5,451,701	3,267,415	46,201
Capital surplus	5,508,396	3,324,111	46,681
Retained earnings	1,450,860	1,663,354	12,295
Net unrealized gain (loss) on available-for-sale securities	2,829	(156,630)	24
Foreign currency translation adjustments	10,593		90
Total shareholders' equity	12,424,379	8,098,250	105,291
TOTAL	¥18,957,487	¥12,067,019	$160,656

See notes to consolidated financial statements.

CYBIRD Co., Ltd. and Subsidiaries

Consolidated Statements of Operations
Years Ended March 31, 2006 and 2005

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2005	2006
NET SALES	¥15,089,012	¥12,488,384	$127,873
COST OF SALES	9,526,737	7,569,875	80,735
Gross profit	5,562,275	4,918,509	47,138
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 10 and 11)	5,809,445	4,200,457	49,233
Operating (loss) income	(247,170)	718,052	(2,095)
OTHER INCOME (EXPENSES):			
Interest and dividend income	7,977	1,668	68
Interest expenses	(33,999)	(2,409)	(288)
Gain on sale of investment in a subsidiary	853,113	1,800,487	7,230
Gain on sales of investment securities		50,000	
Foreign exchange gain	301,744		2,557
Equity in earnings (loss) of associated companies	35,466	(10,932)	301
Loss on sale of investment in a subsidiary	(96,369)		(817)
Loss on write-down of investment securities		(33,310)	
Loss from subscription of new shares by minority	(45,522)		(386)
Loss on impairment of software	(79,714)	(44,782)	(676)
Loss on restructuring of business	(108,228)	(77,799)	(917)
Write-off of receivables		(33,052)	
Amortization of goodwill	(396,317)	(28,498)	(3,359)
Other—net	(112,016)	47,755	(949)
Other income—net	326,135	1,669,128	2,764
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	78,965	2,387,180	669
INCOME TAXES (Note 9):			
Current	623,861	897,139	5,287
Deferred	(168,803)	4,048	(1,431)
Total	455,058	901,187	3,856
MINORITY INTERESTS IN NET LOSS	(232,486)	(33,806)	(1,970)
NET (LOSS) INCOME	¥ (143,607)	¥ 1,519,799	$ (1,217)

(Continued)

CYBIRD Co., Ltd. and Subsidiaries

Consolidated Statements of Operations
Years Ended March 31, 2006 and 2005

	Yen		U.S. Dollars
	2006	2005	2006
PER SHARE OF COMMON STOCK (Notes 2.p and 15):			
Basic net (loss) income	¥(639)	¥7,435	$(5.42)
Diluted net income		7,368	
Cash dividends applicable to the year	167	334	1.42

See notes to consolidated financial statements.

(Concluded)

CYBIRD Co., Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Years Ended March 31, 2006 and 2005

	Outstanding Number of Shares of Common Stock	Thousands of Yen				
		Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Foreign Currency Translation Adjustments
BALANCE, APRIL 1, 2004	67,692	¥3,156,428	¥3,213,124	¥ 177,400		
Net income				1,519,799		
Cash dividends, ¥500 per share				(33,845)		
Stock split	136,726					
Exercise of stock options	1,829	110,987	110,987			
Net change in unrealized gain (loss) on available-for-sale securities					¥(156,630)	
BALANCE, MARCH 31, 2005	206,247	3,267,415	3,324,111	1,663,354	(156,630)	
Net loss				(143,607)		
Cash dividends, ¥334 per share				(68,887)		
Exercise of stock options	1,020	57,982	57,982			
Issuance of common stock	23,500	2,126,304	2,126,303			
Net change in unrealized gain (loss) on available-for-sale securities					159,459	
Net change in foreign currency translation adjustments						¥10,593
BALANCE, MARCH 31, 2006	230,767	¥5,451,701	¥5,508,396	¥1,450,860	¥ 2,829	¥10,593

	Thousands of U.S. Dollars (Note 1)				
	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Foreign Currency Translation Adjustments
BALANCE, MARCH 31, 2005	$27,690	$28,170	$14,096	$(1,327)	
Net loss			(1,217)		
Cash dividends, $2.83 per share			(584)		
Exercise of stock options	491	491			
Issuance of common stock	18,020	18,020			
Net change in unrealized gain (loss) on available-for-sale securities				1,351	
Net change in foreign currency translation adjustments					$90
BALANCE, MARCH 31, 2006	$46,201	$46,681	$12,295	$ 24	$90

See notes to consolidated financial statements.

CYBIRD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended March 31, 2006 and 2005

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2005	2006
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 78,965	¥2,387,180	$ 669
Adjustments for:			
Income taxes paid	(1,191,970)	(174,055)	(10,101)
Depreciation and amortization	766,399	310,602	6,495
Provision for doubtful receivables	(6,440)	35,172	(55)
Amortization of goodwill	412,763	28,498	3,498
Loss on restructuring of business	108,228	45,905	917
Equity in (earnings) loss of associated companies	(35,466)	10,932	(301)
Gain on sale of an investment security and investment in a subsidiary	(853,113)	(1,850,487)	(7,230)
Loss on sale of investment in a subsidiary	96,369		817
Loss on impairment of software	79,714	44,782	676
Loss on write-down of investment securities		33,310	
Change in operating assets and liabilities:			
Increase in trade accounts receivable	(332,100)	(733,039)	(2,814)
Decrease (increase) in inventories	39,534	(43,294)	335
(Decrease) increase in trade accounts payable	(671,753)	463,839	(5,693)
Decrease in accrued bonuses	(77,754)	(12,162)	(659)
Other—net	(41,656)	50,275	(353)
Total adjustments	(1,707,245)	(1,789,722)	(14,468)
Net cash (used in) provided by operating activities	(1,628,280)	597,458	(13,799)
INVESTING ACTIVITIES:			
Purchases of property and equipment	(117,140)	(46,178)	(993)
Expenditures for software	(769,544)	(324,544)	(6,522)
Proceeds from sales of investment securities and investment in subsidiaries	994,000	1,989,109	8,424
Expenditures for purchases of investment securities and investment in subsidiaries	(5,005,691)	(2,767,364)	(42,421)
Collection of lease deposit	2,838	65,899	24
Expenditures for lease deposits	(88,001)	(1,886)	(746)
Collection of loan receivable		55,000	
Other—net	64,099	649	544
Net cash used in investing activities	(4,919,439)	(1,029,315)	(41,690)
FORWARD	¥(6,547,719)	¥ (431,857)	$(55,489)

(Continued)

CYBIRD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended March 31, 2006 and 2005

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2005	2006
FORWARD	¥(6,547,719)	¥ (431,857)	$(55,489)
FINANCING ACTIVITIES:			
Proceeds from short-term bank loans	200,000	270,000	1,695
Repayments of short-term bank loans	(203,994)	(150,266)	(1,729)
Proceeds from long-term debt	519,224		4,400
Repayments of long-term debt	(166,228)	(25,140)	(1,409)
Proceeds from new shares issued	4,349,850	221,975	36,863
Proceeds from subscription of shares by minority shareholders	435,000	220,500	3,687
Dividends paid	(69,429)	(33,303)	(588)
Net cash provided by financing activities	5,064,423	503,766	42,919
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(72,752)	38	(617)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,556,048)	71,947	(13,187)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,253,984	3,182,037	27,576
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 1,697,936	¥3,253,984	$ 14,389
NONCASH INVESTING ACTIVITIES:			
Assets increased by consolidation of the company previously unconsolidated	¥1,228,864	¥1,343,936	$10,414
Liabilities increased by consolidation of the company previously unconsolidated	1,009,492	794,627	8,555
Assets decreased by unconsolidation of the company previously consolidated	264,346	909,899	2,240
Liabilities decreased by unconsolidation of the company previously consolidated	86,092	525,288	730

See notes to consolidated financial statements.

(Concluded)

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2005 financial statements to conform to the classifications used in 2006.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which CYBIRD Co., Ltd. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Consolidation***—The consolidated financial statements as of March 31, 2006 include the accounts of the Company and its eight (three in 2005) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in two (two in 2005) associated companies are accounted for by the equity method. The accounts of an associated company, JIMOS CO., LTD. ("JIMOS"), were based on the fiscal period ended nine months prior to March 31, 2006.

The excess of cost of an acquisition over the fair value of the net assets of business acquired ("Goodwill") is presented as "Goodwill on purchase of specific business" and "Other assets." In principle, Goodwill included in "Other assets" is amortized on a straight-line basis over the expected period within 20 years, accessing the effectiveness of investment, except for "Goodwill on purchase of specific business" recorded by a subsidiary in the United States. Such Goodwill is treated in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States, where the portion with indefinite lives is not amortized but tested for impairment on a regular basis. The portion recognized as identifiable intangible assets is amortized on a straight-line basis over 2 to 12 years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

The accounts of foreign subsidiaries have been included on the basis of fiscal periods ended three months prior to March 31, 2006.

b. ***Cash Equivalents***—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include the money management fund, of which mature or become due within three months of the date of acquisition.

c. ***Inventories***—Merchandise is stated at cost, which is determined by the moving-average method. Work in process is stated at cost, which is determined by the specific identification method.

d. ***Allowance for Doubtful Receivables***—Allowance for doubtful receivables is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

e. ***Property and Equipment***—Property and equipment are stated at cost. Depreciation is computed by the straight-line method for leasehold improvements and by the declining-balance method for furniture and equipment at rates based on the estimated useful lives of assets. The range of useful lives is principally from 8 to 50 years for leasehold improvements and from 5 to 6 years for furniture and equipment.

f. ***Long-lived Assets***—In August 2002, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was not applicable.

g. ***Investment Securities***—Marketable available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost, which is determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

h. ***Amortization of Software***—Software for in-house use is amortized by the straight-line method over its estimated useful life from 3 to 5 years.

i. ***Liability for Employees' Retirement Benefits***—One of the subsidiaries has an unfunded retirement benefit plan (the "Retirement Plan"), covering substantially all of its employees. The amount of benefits is generally determined on the basis of the current basic rates of compensation and length of service at the time of termination or mandatory retirement. The liability for benefits is recorded at the amount required to be paid if all employees covered by the Retirement Plan voluntarily terminated their employment at March 31, 2006.

j. *Leases*—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

k. ***Stock Issuance Costs***—Stock issuance costs are charged to income as incurred.

l. ***Research and Development Costs***—Research and development costs are charged to income as incurred.

m. ***Income Taxes***—The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

n. ***Appropriations of Retained Earnings***—Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

o. ***Foreign Currency Financial Statements***—The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate.

Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of consolidated foreign subsidiaries are translated into yen at the average exchange rate.

p. ***Per Share Information***—Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders, by the weighted-average number of shares of common stock outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if dilutive securities were exercised. Diluted net income per share of common stock assumes full exercise of outstanding warrants.

Diluted net income per share is not disclosed for the year ended March 31, 2006 because of the Company's net loss position.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year, nonretroactively adjusted for stock splits.

q. ***Derivative and Hedging Activities***—The Company uses interest rate swap contracts to reduce interest rate fluctuation risk on outstanding debt. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not measured at market value but the differential paid or received under the swap contracts are recognized and included in interest expense as incurred.

r. *New Accounting Pronouncements*

Business combination and business separation

In October 2003, the BAC issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005 the ASBJ issued "Accounting Standard for Business Separations" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,

(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

Stock options

On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Bonuses to directors and corporate auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, "Accounting Treatment for Bonuses to Directors and Corporate Auditors," which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

3. MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities as of March 31, 2006 and 2005, consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Current—U.S. debt securities	¥241,336		$2,045
Total	¥241,336		$2,045
Non-current:			
Marketable equity securities		¥2,250,780	
Non-marketable equity securities	¥317,115	268,665	$2,687
Total	¥317,115	¥2,519,445	$2,687

Information regarding marketable equity securities was as follows:

	Thousands of Yen					
	2006			2005		
	Cost	Unrealized Losses	Fair Value	Cost	Unrealized Losses	Fair Value
Securities classified as available-for-sale	¥241,336		¥241,336	¥2,407,410	¥156,630	¥2,250,780

	Thousands of U.S. Dollars		
	2006		
	Cost	Unrealized Losses	Fair Value
Securities classified as available-for-sale	$2,045		$2,045

Proceeds from sales of available-for-sale securities for the year ended March 31, 2005, were ¥100,000 thousand, resulting in gross gains of ¥50,000 thousand, computed on the moving average cost basis.

4. INVENTORIES

Inventories as of March 31, 2006 and 2005, consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Merchandise	¥11,082	¥ 9,194	$ 94
Work in process	12,118	53,539	103
Total	¥23,200	¥62,733	$197

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 and 2005 consisted of notes to banks. The annual interest rates applicable to the short-term borrowings ranged from 1.33% to 2.275% and 1.20% to 1.875% at March 31, 2006 and 2005, respectively.

Long-term debt at March 31, 2006 and 2005, consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Unsecured bank loans due serially to 2010 with interest rates ranging from 1.20% to 2.275%	¥216,978	¥133,206	$1,839
Unsecured 0.74% yen bond due serially to 2009	60,000	80,000	508
Unsecured 0.37% yen bond due serially to 2007	40,000	70,000	339
Collateralized 12.0% U.S. dollar bonds due 2007	329,477		2,792
Total	646,455	283,206	5,478
Less current portion	(154,741)	(127,332)	(1,311)
Long-term debt, less current portion	¥491,714	¥155,874	$4,167

Annual maturities of long-term debt at March 31, 2006 are as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2007	¥154,741	$1,311
2008	415,577	3,522
2009	51,137	433
2010	20,000	170
2011	5,000	42
Total	¥646,455	$5,478

6. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the "Code").

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥4,404 million ($37,325 thousand) as of March 31, 2006, based on the amount recorded in the Company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

b. *Increases/Decreases and Transfer of Common Stock, Reserve and Surplus*

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

c. *Treasury Stock and Treasury Stock Acquisition Rights*

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, the ASBJ published a new accounting standard for the presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

On November 19, 2004, the Company made a stock split by way of a free share distribution at the rate of 3 shares for each outstanding share, and 136,726 shares were issued to shareholders of record as of September 30, 2004. Stated capital was not changed as a result of this stock split.

During the year ended March 31, 2005, the Company issued 1,829 shares of common stock for the exercise of stock options ("No. 1, 2 and 4 plans" described in Note 7) for gross proceeds of ¥221,974 thousand. Out of such proceeds, ¥110,987 thousand was designated as stated capital, and the remaining ¥110,987 thousand was credited to additional paid-in capital.

On June 21, 2005, the Company issued 23,500 shares of common stock for gross proceeds of ¥4,252,607 thousand ($36,039 thousand). Out of such proceeds, ¥2,126,304 thousand ($18,020 thousand) was designated as stated capital, and the remaining ¥2,126,303 thousand ($18,019 thousand) was credited to additional paid-in capital.

During the year ended March 31, 2006, the Company issued 1,020 shares of common stock for the exercise of stock options ("No. 2, 4 and 5 plans" described in Note 7) for gross proceeds of ¥115,964 thousand ($982 thousand). Out of such proceeds, ¥57,982 thousand ($491 thousand) was designated as stated capital, and the remaining ¥57,982 thousand ($491 thousand) was credited to additional paid-in capital.

On June 29, 2005, a shareholder rights plan (the "Shareholder Rights Plan") was approved by the shareholders at the annual general shareholders meeting. The Shareholder Rights Plan will act as a restraining measure on attempts to acquire more than 20% of the Company's shares or to make a tender offer for the Company. As part of this measure, the Board of Directors decided to issue subscription rights related to the Shareholder Rights Plan gratuitously through a third-party allotment.

7. STOCK OPTIONS

At the shareholders meeting held on February 22, 2000, an incentive stock option plan was approved for the Company's directors and employees. Under the plan ("No. 1 plan"), 5 directors and 37 employees were granted options to be issued new shares up to 193 shares of the Company's common stock (6,948 shares after a stock split exercised on June 20, 2000, August 24, 2001, November 15, 2002 and November 19, 2004) and 47 shares (1,692 shares after a stock split exercised on June 20, 2000, August 24, 2001, November 15, 2002 and November 19, 2004), respectively, at the exercise price of ¥2,000,000 (¥55,556 after a stock split exercised on June 20, 2000, August 24, 2001, November 15, 2002 and November 19, 2004) during the period from March 1, 2002 to February 28, 2005.

At the shareholders meeting held on May 31, 2000, an incentive stock option plan was approved for the Company's employees. Under the plan ("No. 2 plan"), 49 employees were granted options to be issued new shares up to 126 shares of the Company's common stock (1,512 shares after a stock split exercised on August 24, 2001, November 15, 2002 and November 19, 2004) at the exercise price of ¥666,667 (¥55,556 after a stock split exercised on August 24, 2001, November 15, 2002 and November 19, 2004) during the period from September 1, 2002 to August 31, 2005.

At the annual general shareholders meeting held on June 28, 2001, an incentive stock option plan was approved for the Company's directors and employees. Under the plan ("No. 3 plan"), on September 1, 2001, 8 directors and 46 employees were granted options to be issued new shares up to 600 shares of the Company's common stock (3,600 shares after a stock split exercised on November 15, 2002 and November 19, 2004) and 200 shares (1,200 shares after a stock split exercised on November 15, 2002 and November 19, 2004), respectively, at the exercise price of ¥452,566 (¥74,986 after a stock split exercised on November 15, 2002 and November 19, 2004) during the period from September 1, 2003 to August 31, 2008.

At the annual general shareholders meeting held on June 27, 2002, an incentive stock option plan was approved for the Company's directors and employees. Under the plan ("No. 4 plan"), on June 9, 2003, 7 directors and 12 employees were granted options to be issued new shares up to 800 shares of the Company's common stock (2,400 shares after a stock split exercised on November 19, 2004) at the exercise price of ¥276,334 (¥92,111 after a stock split exercised on November 19, 2004) during the period from September 1, 2004 to August 31, 2008.

At the annual general shareholders meeting held on June 27, 2003, an incentive stock option plan was approved for the Company's directors and employees. Under the plan ("No. 5 plan"), on June 1, 2004, 5 directors and 7 employees were granted options to be issued new shares up to 1,600 shares of the Company's common stock (4,800 shares after a stock split exercised on November 19, 2004) at the exercise price of ¥550,723 (¥183,574 after a stock split exercised on November 19, 2004) during the period from September 1, 2005 to August 31, 2009.

At the annual general shareholders meeting held on June 29, 2004, an incentive stock option plan was approved for the Company's directors and employees. Under the plan ("No. 6 plan"), on May 25, 2004, 6 directors and 34 employees were granted options to be issued new shares up to 1,600 shares of the Company's common stock (4,800 shares after a stock split exercised on November 19, 2004) at the exercise price of ¥516,000 (¥172,000 after a stock split exercised on November 19, 2004) during the period from September 1, 2006 to August 31, 2010.

The above exercise price will be adjusted for the dilutive effect of a stock split or business combination.

8. RELATED PARTY TRANSACTIONS

Transactions of the Company with associated companies for the years ended March 31, 2006 and 2005, were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Lease of software	¥ 1,756	¥41,295	$ 15
Operation of mobile Internet sites		18,176	
Purchases of software		90,475	
Purchases of merchandise	28,570		242
Development of software	3,150		27

The balances due from/to associated companies at March 31, 2006 and 2005 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Trade accounts receivables	¥ 315		$ 3
Trade accounts payable	24,385	¥139,451	207

9. INCOME TAXES

The Company and domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41% for the years ended March 31, 2006 and 2005.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2006 and 2005, were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Deferred tax assets (current):			
Allowance for doubtful receivables and other current items	¥103,145	¥180,146	$874
Less valuation allowance	(7,448)	(14,989)	(63)
Total	¥ 95,697	¥165,157	$811

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Deferred tax assets (non-current):			
Tax loss carryforwards	¥1,143,534	¥330,454	$9,691
Investments and other assets	489,701	341,171	4,150
Less valuation allowance	(945,421)	(451,288)	(8,012)
Total	¥ 687,814	¥220,337	$5,829

Reconciliations between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of operations for the years ended March 31, 2006 and 2005, are as follows:

	2006	2005
Normal effective statutory tax rate	41.0%	41.0%
Expenses not deductible for income tax purposes	37.7	0.9
Per capita portion of inhabitant tax	8.7	0.4
Corporate income tax credit	(109.8)	(4.4)
Amortization of goodwill	214.3	
Loss from subscription of new shares by minority	23.6	
Increase in valuation allowance	361.6	1.5
Loss from equity method applied		0.2
Other—net	(0.8)	(1.8)
Actual effective tax rate	576.3%	37.8%

10. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Details of selling, general and administrative expenses for the years ended March 31, 2006 and 2005 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Advertising and general publicity expenses	¥ 236,980	¥ 213,176	$ 2,008
Provision for doubtful receivables	29,893	36,282	253
Compensation paid to directors	270,379	277,729	2,291
Salaries	1,158,688	776,533	9,820
Welfare expenses	148,098	119,494	1,255
Bonuses	33,913	72,318	287
Traveling and transportation expenses	127,003	90,834	1,077
Research and development costs	972,679	482,411	8,243
Commission	1,852,793	1,512,026	15,702
Amortization of goodwill	16,446		139
Others	962,573	619,654	8,158
Total	¥5,809,445	¥4,200,457	$49,233

11. RESEARCH AND DEVELOPMENT COSTS

Research and development costs charged to income were ¥972,679 thousand ($8,243 thousand) and ¥482,411 thousand for the years ended March 31, 2006 and 2005, respectively.

12. LEASES

The Group has entered into lease agreements as a lessee with regard to computer equipment and other assets.

Total expenses under finance lease arrangements that do not transfer ownership of the leased equipment were ¥222,964 thousand ($1,890 thousand) and ¥207,719 thousand for the years ended March 31, 2006 and 2005, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis at March 31, 2006 and 2005, was as follows:

Property, equipment and software:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Acquisition cost	¥674,626	¥573,589	$5,717
Accumulated depreciation	(327,982)	(220,814)	(2,780)
Net leased property	¥346,644	¥352,775	$2,937

Obligations under finance leases:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Due within one year	¥151,947	¥154,195	$1,288
Due after one year	221,592	222,489	1,878
Total	¥373,539	¥376,684	$3,166

Depreciation expense and interest expense under finance leases for the years ended March 31, 2006 and 2005:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Depreciation expense	¥202,429	¥191,758	$1,716
Interest expense	25,178	22,966	213
Total	¥227,607	¥214,724	$1,929

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of operations, are computed by the straight-line method and the interest method, respectively.

Lease obligations under operating leases at March 31, 2006 and 2005 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Due within one year	¥370,126	¥321,837	$3,137
Due after one year	240,484	329,925	2,038
Total	¥610,610	¥651,762	$5,175

13. DERIVATIVES

The Group enters into foreign currency forward contracts and currency options to hedge foreign exchange risk associated with certain assets in foreign currencies.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The Group had the following derivatives contracts outstanding at March 31, 2006:

	Thousands of Yen		
	2006		
	Contract Amount	Fair Value	Unrealized Gain/Loss
Foreign currency forward contracts	¥1,078,500	¥1,160,422	¥ 81,922
Currency options:			
U.S.$—put	1,050,000	(800)	(800)
U.S.$—call	1,110,000	55,983	55,983
Total	¥3,238,500	¥1,215,605	¥137,105

	Thousands of U.S. Dollars		
	2006		
	Contract Amount	Fair Value	Unrealized Gain/Loss
Foreign currency forward contracts	$ 9,139,831	$ 9,834,085	$ 694,254
Currency options:			
U.S.$—put	8,898,305	(6,780)	(6,780)
U.S.$—call	9,406,780	474,432	474,432
Total	$27,444,916	$10,301,737	$1,161,906

14. CONTINGENT LIABILITIES

In connection with the acquisition of Airborne Entertainment Inc., a company in Canada, the Group has a plan to pay previous shareholders of the company a beneficial interest in retained earnings up to $17 million. Portions from 0% to 100% of this amount will be paid as additional amounts.

15. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net (loss) income per share ("EPS") for the years ended March 31, 2006 and 2005 is as follows:

	Thousands of Yen	Shares	Yen	U.S. Dollars
Year Ended March 31, 2006	Net (Loss) Income	Weighted-average Shares	EPS	
Basic EPS—Net loss available to common shareholders	¥ (143,607)	224,396	¥ (639)	$(5.42)
Year Ended March 31, 2005				
Basic EPS—Net income available to common shareholders	¥1,519,799	204,398	¥7,435	
Effect of dilutive securities—Warrants		1,870		
Diluted EPS—Net income for computation	¥1,519,799	206,268	¥7,368	

16. SEGMENT INFORMATION

The Group is mainly engaged in the business of handset-based mobile Internet content services. The net sales and operating income from and the assets of such business segment exceeded 90% of the Group's total business. Therefore, industry segments information for the years ended March 31, 2006 and 2005, is not required to be disclosed. The net sales from and the assets of the geographical segment in Japan exceeded 90% of the Group's total business. Therefore, the geographical segment information for the year ended March 31, 2005 is not required to be disclosed.

Geographical Segments

The geographical segments of the Company and its subsidiaries for the year ended March 31, 2006 is summarized as follows:

	Thousands of Yen			
	2006			
	Japan	North America	Eliminations/ Corporate	Consolidated
Sales to customers	¥14,208,242	¥ 880,770		¥15,089,012
Intersegment				
Total sales	14,208,242	880,770		15,089,012
Operating expenses	14,097,894	1,238,288		15,336,182
Operating income (loss)	¥ 110,348	¥ (357,518)		¥ (247,170)
Total assets	¥18,582,962	¥7,615,528	¥(7,241,003)	¥18,957,487

	Thousands of U.S. Dollars			
	2006			
	Japan	North America	Eliminations/ Corporate	Consolidated
Sales to customers	$120,409	$ 7,464		$127,873
Intersegment				
Total sales	120,409	7,464		127,873
Operating expenses	119,474	10,494		129,968
Operating income (loss)	$ 935	$ (3,030)		$ (2,095)
Total assets	$157,483	$64,538	$(61,365)	$160,656

17. SUBSEQUENT EVENTS

A. Appropriation of Retained Earnings

The following appropriation of retained earnings at March 31, 2006 was approved at the shareholders meeting held on June 29, 2006:

	Thousands of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥167 ($1.42) per share	¥38,538	$327

B. Corporate Merger and Corporate Split

It was approved at the shareholders meeting held on June 29, 2006 that JIMOS and the Company would fully integrate their businesses based on an equal partnership to further expand and diversify their businesses and increase their profitability. For the full-integration of the two companies, the share exchange scheme will be used by issuing the Company's common stocks to JIMOS's common stockholders. At the same time, the Company will execute a corporate split into a holding company ("CYBIRD Holdings Co., Ltd.") and a newly established operating company which is to succeed the existing business of the Company by taking over the name of CYBIRD Co., Ltd. (the "new CYBIRD"). As a result of these transactions, JIMOS and the new CYBIRD will become wholly owned subsidiaries of CYBIRD Holdings Co., Ltd.

a. Outline of Share Exchange

1. *Share exchange ratios*

   The Company exchanges 1.17 common shares for each JIMOS common share on October 1, 2006.

2. *New shares issued by the Company for share exchange*

   Common shares: 57,545 shares

b. Outline of Corporate Split

1. Corporate split process

On October 2, 2006, the Company will spin off its business operations, which will be transferred to the new CYBIRD that will succeed those businesses.

2. Businesses spun off

The new CYBIRD will succeed the following businesses:

(1) Mobile Content Business
(2) Marketing Solution Business
(3) E-Commerce Business
(4) Advertising
(5) All other related businesses

C. Introduction of Measures against Large Purchases of the Company's Shares (Takeover Prevention Plan)

It was approved at the shareholders meeting held on June 29, 2006 that the Company would introduce a plan to prevent large purchases of the Company's shares that would be judged to be counterproductive to enhancing corporate value and realizing the interests of shareholders (hereinafter referred to as the "Plan").

a. Necessity of Introducing the Plan

The Company believes that a takeover of a company should not be negated, even if the Board of Directors of the targeted company does not agree with it, in the case that the takeover will lead to efficient use of the company's assets, and hence to enhance corporate value and realizing the interests of shareholders.

However, not all acquisitions result in the enhancement of corporate value and realization of the interests of shareholders. There are the cases where acquisitions lead to the subsequent notable decline in corporate value or loss for shareholders due to a break up and sell-off of corporate assets or acquisitions that are aimed at making short-term gains on quick turnovers.

The Company believes that a management team with a view of the future from a long-term perspective enables sustained growth, and in that sense, is in the interests of shareholders and investors. However, in such a case as the case mentioned above, if the Board of Directors has no recourse to measures to stave off acquisition attempts that they do not agree with, then the Board of Directors will be limited to passive responses once the acquisition process begins. In such cases, the Board of Directors would not have ample time to adequately determine whether the acquisition would enhance corporate value and maximize the common interest of shareholders or be able to avoid incurring unnecessary costs.

For the purpose of achieving sustainable growth and constantly enhancing its corporate value through its operations, the Company proposed to the shareholders to introduce the Plan as an efficient method of protecting the interest of shareholders from counterproductive acquisitions.

b. Plan Introduced

1. Outline of the Plan

The Plan requires that a specified procedure must be followed for the acquisition of more than 20% of shares of the Company and when such an acquisition does occur without following the procedure or even with following the procedure, the Company may take countermeasures against the acquisition by making a free distribution of subscription rights to its shareholders when the acquisition is judged to be counterproductive to enhancing corporate value and realizing the interests of shareholders. In deciding whether the free distribution of the subscription rights should be carried out or not, to avoid making an arbitrary decision, the Board of Directors shall abide by the Independent Committee Detailed Rules in forming an Independent Committee for that purpose comprised of people outside its management team and follow the objective decision made by the Independent Committee.

2. Procedure for invoking the Plan

(1) Targeted purchase, etc.

Purchase, etc. targeted by the Plan is an Owner[1], Public Tender Offeror[2] or Owner and Public Tender Offeror[3] of the Securities of the Company for whom any of the following exceeds 20% (hereinafter referred to as a "Specified Shareholder"). In addition, any purchase, etc. deemed to be equivalent to a Specified Shareholder by the Board of Directors.

(a) The total proportion[6] of share Ownership[4] of the Company's Securities of said Owner and Co-owners[5]

(b) The total proportion of share Ownership of the Company's Securities of said Public Tender Offeror and shares that said Public Tender Offeror will come into Ownership of and the share Ownership of Special Relationship Entities[7]

(c) The total proportion of share Ownership of the Company's Securities of said Owner and Public Tender Offeror and shares that said Owner and Public Tender Offeror will come into Ownership of plus the share Ownership of Co-owners and Special Relationship Entities.

[1] Owner as stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan. Includes entities deemed Owners under Paragraph 3 of the same Article. The same applies hereinafter.

[2] Public Tender Offeror as stipulated in Article 27-3, Paragraph 2 of the Securities and Exchange Act of Japan. The same applies hereinafter.

[3] Owner and Public Tender Offeror is an Owner that is an Owner and Public Tender Offeror at the same time. The same applies hereinafter.

[4] Ownership as stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan. The same applies hereinafter.

[5] Co-owners as stipulated in Article 27-23, Paragraph 5 of the Securities and Exchange Act of Japan, and includes those recognized as Co-owners as provided for in Paragraph 6 of the same Article. The same applies hereinafter.

[6] Total proportion of share Ownership as stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan. The same applies hereinafter.

[7] Special Relationship Entities as stipulated in Article 27-2, Paragraph 7 of the Securities and Exchange Act of Japan; provided that entities stipulated in Item 1 of the same Paragraph exclude those entities stipulated in Article 3, Paragraph 1 of the Cabinet Office Ordinance Regarding Disclosure of Public Tender Offers for Securities by Entities Other than Issuers. The same applies hereinafter.

(2) Requirement of information from purchaser

A purchaser, etc. that makes a purchase, etc. that could be equivalent to the purchase, etc. stipulated in (1) above shall, with the exception of when the Board of Directors decides otherwise, prior to the actual purchase, etc., submit a purchase proposal to the Company with the information necessary for the investigation of the details of the purchase.

Following the reception of the information and documentation from the purchaser, etc., the Independent Committee shall in principle investigate the details of the purchase, etc., investigate a substitute proposal by the Board of Directors and collect and compare the business plans, etc., of the purchaser, etc.

In addition, if necessary, the Independent Committee may confer or negotiate directly or indirectly with the purchaser, etc., in order to gain a proper understanding of the purchase proposal or to request revisions as necessary, carry out its investigations carefully based on a neutral and fair perspective.

Moreover, through the above procedure, the Independent Committee shall determine whether the purchase proposal by the purchaser, etc. is complying with the Plan or not. If the purchase proposal by the purchaser, etc. is complying with the Plan, the Independent Committee shall discuss and decide whether the purchase proposal by the purchaser, etc. is or is not an abusive acquisition[1], and report to the Board of Directors whether or not it should make the free distribution of subscription rights.

[1] The following are the different types of abusive acquisitions:

a. an acquisition aiming to require a high repurchase price.

b. an acquisition aiming to purchase important assets, etc. at a cheap price and realize a profit at the expense of the Company.

c. an acquisition planning to use the Company's assets as collateral for debt or the basis for payment of the purchase.

d. an acquisition that sells the Company's assets for a high price, uses the proceeds to pay high dividends for a while to drive up the stock price, then sells off at a high price.

e. an acquisition where there is the danger that a two-stage acquisition will be forced upon the shareholders, resulting in the shareholders being in effect forced to sell their shares.

f. In addition to the above, an acquisition where it can be objectively and rationally inferred that there is a danger that it will be detrimental to the Company's corporate value and the interests of shareholders to a degree virtually equivalent to the acquisitions stated above and that if no counter action is taken at this point in time, then there will be no way of avoiding the detrimental impact on corporate value and shareholder interest or that such a danger exists.

3. *Period of validity of Plan*

The period for which the decisions regarding the free distribution of subscription rights under the Plan are delegated by the shareholders meeting (hereinafter referred to as the "Validity Period") has been made one (1) year ending with the conclusion of the annual general shareholders meeting for the fiscal year ending March 2007.

4. *Abolishment and changes in the Plan*

Notwithstanding that the Validity Period for the Plan has not ended, in the case that (1) a resolution is passed by a general shareholders meeting of the Company to the effect that the delegation of decision making regarding the free distribution of subscription rights under the Plan is rescinded or (2) a decision is made by the Board of Directors of the Company to the effect that the Plan has been abolished, the Plan shall be abolished at that time. In addition, the Board of Directors of the Company may during the period of validity of their delegated authority by the shareholders meeting amend or change the Plan with the approval of the Independent Committee.

5. *Rationality of the Plan*

The Plan fully meets the three basic principles outlined in the "Guidelines Regarding Takeover Prevention Measures to Maintain or Enhance Corporate Value and the Interests of Shareholders" announced by the Ministries of Economy, Trade, and Industry and Justice on May 27, 2005. In addition, the Plan also satisfies the indications of the listing system of Jasdaq Securities Exchange, Inc., regarding the introduction of takeover prevention measures.

The Plan was decided on in the meeting of the Board of Directors held on May 25, 2006 by the unanimous vote of the six directors, including two outside directors. In the said meeting, the Company's three corporate auditors, including three outside corporate auditors, also approved the Plan on condition that the details of the Plan be carried out properly.

Furthermore, the Company intends to keep abreast of the trends in related legal decisions and the reaction of public institutions, such as stock exchanges, as well as amendments in the regulations, etc., of the Corporate Law, the Securities and Exchange Act or the stock exchange. If the situation arises where a better plan exists to protect the interests of shareholders, the Company will appropriately take the necessary actions, such as amending or abolishing the Plan or substituting the Plan with an another plan.

D. Increase in Share Capital at a U.S. Subsidiary

It was approved at the annual general shareholders meeting on June 29, 2006 that the Company would extend a further investment in the amount of $43.3 million to CYB INVESTMENT INC., a consolidated, wholly owned subsidiary of the Company, on June 30, 2006.

(1) Method of Investment: CYB INVESTMENT INC. issues 43,300,000 common shares and the Company subscribes all such shares.

(2) Investment Amount: $43.3 million

(3) Outlay by the Company: 100%

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